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                                                                    Exhibit 14.1

                           BLOCK COMMUNICATIONS, INC.
                           CODE OF ETHICS AND CONDUCT

I. IMPORTANCE AND PURPOSE OF CODE

         This Code of Ethics and Conduct represents in documentary form values that Block Communications, Inc. (the Company or BCI) has stood for in its over 100 year history.

         Paul Block Sr. put integrity first; he expected the same from his associates. Paul Block Jr. and William Block Sr. continued the maximum emphasis on rectitude that had been laid down by their father. Today Block
Communications, Inc. stands, as it always has, for integrity and honesty before anything else. We require our employees to reflect these values.

         This Code of Ethics and Conduct (the Code) will assist the Company in maintaining an uncompromised commitment to the highest integrity standards. Every Block Communications employee must accept personal responsibility for complying with this Code and reporting any known or suspected violations.

         This Code provides guidance to all Company employees. It is designed to enable you to understand your legal and ethical obligations, the Company's commitment to these values, and the expectations of each of our employees.

         This Code provides basic guidelines for employee conduct. Overall, company employees are expected to use common sense, adhere to common standards of ethical behavior, and avoid even the appearance of improper conduct.

II. POLICIES

         A. GENERAL BUSINESS CONDUCT GUIDELINES

         The Company strives to be a good corporate citizen and to achieve its business objectives in a manner that is ethical and consistent with applicable laws. In keeping with these principles, proper conduct includes, but is not limited to:

         o Acting with honesty and integrity at all times, avoiding actual, apparent, and potential conflicts of interest between your personal interests and the interests of the Company;

         o Complying with applicable federal, state, and local laws, regulations and rules, as well as the rules and regulations of appropriate private and public regulatory agencies;


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         o        Taking reasonable action to ensure that the information
                  contained in the documents filed or submitted by the Company with the Securities and Exchange Commission, or otherwise publicly disclosed, is accurate, complete, fair, objective, relevant, timely, and understandable;

         o Complying with all obligations to completely and accurately report business and financial information within the Company, to the shareholders, lenders and creditors. This includes recording the financial results of contracts and business relationships on the company's books and records, and in reports to the shareholders, lenders and creditors accurately and completely, and in accordance with generally accepted accounting principles;

         o Acting in good faith, responsibly, with due care, competence and diligence, without misrepresenting important facts, omitting important facts, or allowing your independent judgment to be subordinated. This includes acting in good faith with respect to contractual and business obligations to third parties, and entering into contracts and business relationship with third parties on behalf of the Company only where there is a legitimate business purpose and the terms of the contract or relationship are believed to be in the best interest of the Company;

         o Ensuring proper handling of deposits, cash, receipts, inventory, payments, customer contracts and records, and ensuring that the company pays proper compensation for its goods and services, and pays proper compensation for goods and services it receives;

         o Placing the interests of the Company, and the shareholders' and creditors' rights to have accurate information, first, and always above your personal interests, and the interests of third parties.

B. PROPER DOCUMENTATION AND CONTROLS

         All Company employees are responsible for following any operational, administrative, documentation, and accounting controls applicable to their areas of responsibility. Internal controls provide assurance that the Company's interests and assets are protected and properly used, that Company reports are truthful, accurate and complete, that procedures are appropriate to achieve Company business objectives, and that administrative and accounting policies and procedures are complied with.

         Any deviation or deficiency in internal accounting, documentation or administrative control must be promptly reported.

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         C. CONFLICTS OF INTEREST

         Employees have a fiduciary duty to BCI at all times. A conflict of interest occurs when an individual's private interest interferes in any way-or even appears to interfere-with the interests of the Company as a whole. No one should utilize his or her position with the Company for personal advantage or gain outside of the compensation or benefits received in the normal course of employment, except when the conflict has been fully disclosed and approved by the appropriate person.

III. REPORTING AND ENFORCEMENT

         A. REPORTING SUSPECTED NON-COMPLIANCE

         It is only with your help that we can ensure compliance with this Code. Therefore, you are required to report violations of any of the policies in this Code, or other behavior that you believe to be illegal or unethical.

         In order to make reporting violations as simple and accessible as possible, the Company has established a toll-free number and website for employees to report instances of known or suspected violations of this Code. BCI has contracted with Ethicspoint, an outside company, to handle such reports. Reports using either the website or toll-free number may be made on an anonymous basis; however, the process of obtaining follow-up and clarifying information will be made much more effective if you identify yourself. The toll-free number is 1-866-ETHICSP (1-866-384-5277), and the website is www.ethicspoint.com. Both are available 24 hours per day, 7 days per weeks.

B. ENFORCEMENT

         The Company will promptly investigate all reported Code violations. Proven violation of this Code will be treated seriously, and will result in immediate corrective action, up to and including termination of employment. In addition, the Company may take other appropriate legal action for violations of this Code, including reporting illegal behavior to the proper law enforcement or other government authorities or pursuing a civil lawsuit.




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                          EMPLOYEE ACKNOWLEDGMENT FORM


              I have reviewed the Block Communications, Inc. Code of Ethics and Conduct (the Code) and am familiar with its contents. I understand that the Code contains important information and that it is my responsibility to read and comply with the policies contained in the Code. I also understand that the policies in the Code may be subject to change from time to time.

              I further understand that I am to report a violation of the Code, involving either myself or another employee, on the toll-free number at 1-866-ETHICSP (1-866-384-5277) or the secure website at www.ethicspoint.com. I understand that I will not be subject to retaliation for reporting any violation involving another employee in good faith.

EMPLOYEE'S FULL NAME:  _________________________ SSN: ______________

EMPLOYEE'S SIGNATURE:  _________________________ DATE: _____________

COMPANY:  _______________________________________ CITY/STATE: _______